UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 3, 2009
RESOLUTE ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	132- (Commission File Number)	27-0659371 (I.R.S. Employer Identification Number)

1675 Broadway, Suite 1950 Denver, CO (Address of principal executive offices)	80202 (Zip Code)
Registrant’s telephone number, including area code: 303-534-4600
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
     On August 3, 2009, the Company issued a press release with respect to its entering into the Purchase and IPO Reorganization Agreement (the “Acquisition Agreement ”), dated as of August 2, 2009, among the Company, Hicks Acquisition Company I, Inc. (“HACI”), Resolute Subsidiary Corporation, Resolute Aneth, LLC, Resolute Holdings, LLC, Resolute Holdings Sub, LLC and HH-HACI, L.P., pursuant to which, through a series of transactions, HACI’s stockholders will acquire a majority of the outstanding shares of capital stock of the Company. The press release is attached hereto as Exhibit 99.3 and incorporated herein by reference.
     In connection with the transactions contemplated by the Acquisition Agreement, the Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of HACI and that will constitute a prospectus of the Company. HACI will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, HACI investors and security holders are urged to read the proxy statement/prospectus regarding the transaction when it becomes available because it will contain important information. HACI stockholders may obtain copies of all documents filed with the SEC regarding the transaction after they are filed, free of charge, at the SEC’s website (www.sec.gov) or by directing a request to HACI at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting HACI at (214) 615-2300.
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit
No.	Description
99.1	Road Show Materials

99.2	Script of the Registrant, dated August 3, 2009

99.3	Press Release, dated August 3, 2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
     Date: August 3, 2009

RESOLUTE ENERGY CORPORATION
By:	/s/ James M. Piccone
James M. Piccone
President

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Road Show Materials

99.2	Script of the Registrant, dated August 3, 2009

99.3	Press Release, dated August 3, 2009

Exhibit 99.1
Roadshow Presentation

Disclaimer Securities Law Information In connection with the proposed acquisition of Resolute Holdings, LLC and its subsidiaries (collectively, "Resolute"), Hicks Acquisition Company I, Inc. ("HACI") and Resolute intend to file with the SEC a proxy / registration statement and HACI intends to mail a definitive proxy statement and other relevant documents to HACI stockholders. HACI stockholders and other interested persons are advised to read, when available, HACI's preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with HACI's solicitation of proxies for the special meeting to be held to approve the acquisition because these proxy statements will contain important information about Resolute, HACI and the proposed acquisition. The definitive proxy statement will be mailed to HACI stockholders as of a record date to be established for voting on the proposed acquisition. Stockholders will also be able to obtain a copy of the preliminary and definitive proxy statements once they are available, without charge, at the Securities Exchange Commission's ("SEC") website at http://www.sec.gov or by directing a request to Hicks Acquisition Company I, Inc., 100 Crescent Court, Suite 1200, Dallas, Texas, 75201, telephone 214-615-2300. HACI and its directors and officers may be deemed participants in the solicitation of proxies to HACI's stockholders. A list of the names of those directors and officers and a description of their interests in HACI is contained in HACI's annual report on Form 10-K for the fiscal year ended December 31, 2007, which is filed with the SEC, and will also be contained in HACI's proxy statement when it becomes available. HACI's stockholders may obtain additional information about the interests of the directors and officers of HACI in the acquisition in reading HACI's proxy statement and other materials to be filed with the SEC when such information becomes available. Safe Harbor Statement This presentation has been prepared exclusively for the purpose of providing summary information about Resolute and its business to HACI stockholders pending the distribution of the definitive proxy statement. It does not constitute a solicitation for or an offer by or, on behalf of HACI or Resolute or, of any securities or investment advisory services. This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "poised", "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the transaction, approval of the transaction by HACI's stockholders; the satisfaction of other closing conditions to the transaction, including the receipt of any required regulatory approvals; the approval of the charter amendment by HACI's stockholders and the warrant amendment by HACI's warrantholders; costs related to the transaction; the volatility of oil and gas prices; discovery, estimation, development and replacement of oil and gas reserves; the future cash flow, liquidity and financial position of Resolute; the success of the business and financial strategy, hedging strategies and plans of Resolute; the amount, nature and timing of capital expenditures of Resolute, including future development costs; availability and terms of capital; the effectiveness of Resolute's CO2 flood program; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of Resolute; the success of prospect development and property acquisition of Resolute; the success of Resolute in marketing oil and gas; competition in the oil and gas industry; Resolute's relationship with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of Resolute. Actual results may differ materially from those contained in the forward-looking statements in this press release. HACI and Resolute undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement. Non-GAAP Financials The financial information and data contained in this presentation is unaudited and does not conform to the SEC's Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, HACI's proxy / registration statement to solicit stockholder approval for the proposed acquisition of Resolute. This presentation includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. HACI and Resolute believe that the presentation of these non-GAAP financial measures serve to enhance the understanding of the financial performance of Resolute and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to, and not as substitutes for or superior to, financial measures of financial performance prepared in accordance with GAAP. Our pro forma financial measures may not be comparable to similarly titled pro forma measures reported by other companies.

Management Presenters Management team - Resolute Nicholas J. Sutton Chairman and Chief Executive Officer James M. Piccone President, General Counsel and Secretary Theodore Gazulis Vice President and Chief Financial Officer Richard F. Betz Vice President, Business Development

Company Overview Resolute is a fast-growing, oil-weighted oil and gas exploration and production company focused on domestic onshore properties Experienced management team has assembled concentrated, operated assets with substantial organic growth Resolute focuses on development of its long-lived reserve base through the use of proven, industry-standard techniques Substantial capital has been spent to rejuvenate infrastructure and commence development projects Sustainable production growth expected with implementation and expansion of existing development projects

Key Investment Highlights Experienced management track record - both public and private companies Attractive asset base Significant organic upside through the application of proven technology in an established play Long-lived production base with minimal capital expenditures Oil-weighted assets Strong balance sheet post-transaction Positioned to generate organic growth Able to capitalize on market dislocations and opportunities Attractive valuation - $11.80 per Boe / 6.5x 2010 EBITDA Current Resolute shareholders contributing 100% of ownership interests Continued support from Blue Chip sponsors

Proven Management Team Experienced, cohesive management team Long history of working together to build HS Resources as a public company HS Resources IPO in 1992 at $14.00 per share ($155 million firm value) Sold to Kerr-McGee in 2001 for $66.11 per share ($1.8 billion firm value) HS team completed many acquisitions and multiple public debt and equity financings 19.6% IRR, 354% ROI HS Resources' strategy focused on acquiring legacy property from majors, using core competencies to enhance reserves, production and cash flow Management has implemented similar strategy at Resolute Team formed Resolute in 2004 Acquired legacy properties from Chevron and ExxonMobil Substantial capital spent to rejuvenate properties Inventory of development projects positions Resolute for growth

Business Overview

Resolute

Asset Overview

Asset profile


Mowry Shale/Frontier
Big Horn Basin
~69,000 Net Acres
Hilight Field
Powder River Basin
Aneth Field
Paradox Basin
Black Warrior Basin
~41,500 Net Acres

Reserve data (1)

- Proved reserves: 49.3 MMBoe
  - Proved reserves expected to be significantly higher based on improved pricing
- Q1 2009 production: 7,626 Boe per day
- Proved R/P: 18 years
- PD R/P: 11 years

Proved reserves (1)


Wyoming
11%
Aneth
89%


Gas
6%
NGL
3%
Oil
91%


PUD
36%
PDP
35%
PDNP
29%

(1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

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Resolute

Resolute Aneth Field Properties


40S 24E
40S 25E
41S 24E
41S 25E
Location Map
Utah

- Discovered in 1956
- Acquired from Chevron (2004) and ExxonMobil (2006)
- Resolute operated
- 1.5 billion Bbl original oil in place; light, sweet crude
  - 43,000 acres
  - Average depth approx. 5,500 feet
- Significant secondary and tertiary opportunities
- Since acquisition $143 million invested to revitalize field, including CO_2 flood and 3D seismic survey

Reserves by product


Gas
0%
NGL
1%
Oil
99%

Reserves by category


PDP
32%
PUD
40%
PDNP
28%

- Proved reserves: 43.9 MMBoe
- Q1 2009 production: 5,394 Boe per day

(1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

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Upside From Improved Recovery Incremental 1% recovery results in 16% increase to Resolute proved reserves (8.1 MMBbl net) Successful 25 year CO2 flood project in McElmo Creek Unit suggests that further CO2 flood expansion will result in significant improvement in recovery throughout Aneth Field Aneth Field is highly-mapped and characterized by strong well control Large enhanced oil recovery opportunity an "option on technology" Long-lived reserves an "option on price"

Resolute

Stabilized Production Base Since Acquisition

Aneth Field – Average daily gross oil production


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Oil Production (Bbl per day)
November 2004
Chevron
Acquisition
April 2006
ExxonMobil
Acquisition
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Aneth
McElmo Creek
Ratherford

- Invested gross capital expenditures of $143 million (excluding CO_2 acquisition) to revitalize Aneth Field
  - Returned 115 wells to activity; recompleted 18
  - Drilled 28 horizontal laterals in 16 existing wells
  - Shot and interpreted 39 square miles of 3-D seismic on the Aneth Unit
  - Significant upgrading of surface infrastructure including compression, electrical and gathering/injection lines
- Allowed Resolute to arrest the long term natural field decline; positions company to take advantage of opportunities to grow production significantly
- Identified, engineered and commenced a field wide tertiary recovery project
  - Project based on successful CO_2 flood of McElmo Creek Unit implemented by ExxonMobil in mid-1980s
  - Large original oil in place provides attractive target for incremental recovery through CO_2 injection
  - Phases 1, 2, and 3 of Aneth Unit project completed; injecting CO_2, have seen production response

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Stable Production Base with Significant Organic Upside Resolute Aneth net production and capital expenditure forecast CAGR: 16.3% Production from proved developed reserves essentially flat over next five years Minimal capital needed - $38.9 million Two-thirds of that capital is purchase of CO2 Significant production growth opportunity from existing proved undeveloped reserves

Existing and New CO2 Flood Projects Aneth Phase 4 Construction starts Aug-10 CO2 injection starts May-11 Fully implemented Jun-13 Aneth Phases 1, 2, 3 All construction capital has been invested First injection Jul 2007 Oil response Jul 2008 Ratherford Phase 1 Construction starts Sep 2013 CO2 injection starts Apr 2014 Fully implemented Mar 2017 McElmo Creek DC IIC First pattern online Aug 2010 Final pattern online Jan 2021 Aneth Unit Pilot Flooded since 1998 McElmo Creek Unit Flooded since 1985

Resolute

Overview of Resolute CO_2 Operations

Close to largest US CO_2 source


Coal Gasification
200 MMcfd
North Dakota
Labarge
Wyoming
Utah
Colorado
McElmo Dome
Sheep Mountain
40 MMcfd
California
Arizona
St. John Dome
New Mexico
Bravo Dome
Oklahoma
Ammonia Plant
Texas
Gas Plants
60 MMcfd
Mississippi
Jackson Dome
420 MMcfd
Louisiana
Natural Source
Industrial Source
Pipelines
Greater Aneth Field

CO_2 flood process diagram


Separator
Oil Sales
CO_2 Source
CO_2 + H_2O Injector
OIL RESERVOIR

- Proven technology
  - Miscible CO_2 flood first successfully implemented in 1972 by Chevron
  - 105 active miscible CO_2 floods in the US, producing ~250 MBbl per day; additional projects in planning stages
- Proven response in McElmo Creek Unit; initial stage response in Aneth Unit
- Size of original oil in place in Aneth Field represents large target for CO_2 flood exploitation
- Long-term CO_2 supply contracts in place

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Total net reserves: 5.4 MMBoe Q1 2009 production: 2,232 Boe per day Wyoming - Hilight Field Acquired Hilight Field in July 2008 Substantially all conventional production including oil, gas and NGL; minimal CBM Acquisition rationale Product and geographic diversification Added balance sheet strength through significant equity issuance Reserves by product Reserves by category (1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

Resolute

Wyoming - Hilight Field Growth Opportunities

- Muddy 'B' horizontal drilling
  - Prior operator drilled three horizontal wells; results pending
- Niobrara / Turner sandstones
  - 820 MBbl and 397 MMcf produced from 10 wells in Hilight Field
- Mowry shale
  - Hydrocarbon source rock for the Muddy Formation
  - Several wells in field noted fractures and oil shows
  - Four recently drilled wells; results pending
  - Six recently permitted Mowry tests nearby
- Minnelusa sandstone
  - Has produced in close proximity to Hilight Field
  - Needs 3D-seismic for effective target identification
- Enhanced oil recovery (CO_2 flood)
  - Anadarko is currently injecting 215 MMcf per day of CO_2 into Salt Creek Field 60 miles from Hilight Field
  - Hilight Field OOIP ~275 MMBO


Termo
Orion
EOG
Baytex
Resolute Acreage
Niobrara Producer
Mowry Producer
Minnelusa Producer
New Mowry horizontal
New Mowry vertical
New Mowry location

16

Financial Overview

Transaction Overview Transaction Resolute Holdings to go public through a business combination with Hicks Acquisition Company I, Inc. (AMEX: TOH) Company will be renamed Resolute Energy Corporation Resolute will apply for listing on the NYSE Transaction value of $582 million Note: Assumes 30.0% shareholder redemption. (1) Based on estimated 8/31/2009 net debt pre-close of $415 million. (2) Assumes 50% of public warrants are purchased and retired for $0.55 each using cash held in trust. (3) Based on $9.78 share price, which represents cash held in trust per share as of 3/31/2009. Consideration Resolute will receive up to $346 million in cash; will be used to delever balance sheet $69 million net debt at close (1) (2) Resolute management and Natural Gas Partners to retain approximately 18% of common shares Earnout shares plus warrants provide significant shareholder-aligned incentive Management and Board Management team led by Nick Sutton, Chairman and CEO, has worked together extensively in senior leadership roles building public and private oil and gas companies Board will be comprised of independent directors and representatives of NGP, Resolute and HACI Expected Closing September 2009

Transaction Valuation and Ownership ($ in millions, except per share data) Pro forma equity ownership (1) Note: Assumes shareholder redemption of 30.0%. Assumes HACI purchases and retires 50% of public warrants at $0.55 per warrant with cash held in trust. Assumes founder cancels two-thirds of promote shares. Assumes founder does not make a $20 million co-investment at transaction close. The strike price for founder's and sponsor warrants is reset from $7.50 to $13.00. Excludes 3.2 million earnout shares issued in connection with the transaction. Based on management guidance for 2010E EBITDA of $89.0 million. Reserves figures and ratios reflect 12/31/2008 SEC reserves of 49.3 MMBoe, and Q1 2009 average production 7,626 Boe per day. Pro forma valuation

Pro Forma Transaction Overview Note: Assumes shareholder redemption of 30.0%. Assumes HACI purchases and retires 50% of public warrants at $0.55 per warrant with cash held in trust. (1) Represents Resolute's estimated debt at 8/31/2009. (2) Based on actual cash held in trust as of March 31, 2009, net of assumed redemptions of 30%. ($ in millions, unless otherwise indicated) Sources Uses Pro forma capitalization Pro forma capital structure strengthens Resolute's balance sheet and cash flows Allows for future growth opportunities Creates opportunity to invest organically and seek acquisitions

Strong Pro Forma Metrics - Strength to Execute Net debt / 2010E EBITDA Net debt / Proved reserves ($ per Boe) Core peer group Non-Core peer group Resolute Note: Reserve values calculated by Resolute in accordance with SEC price deck methodology, proved reserves represent 49.3 MMBoe with price deck of $44.60 / bbl and $5.24 / MMBtu at 12/31/2008. Proved reserves and R/P (1) % Proved developed R/P (Years)

Summary Financials ($ in millions, except as noted) (1) Management price deck based on 7/18 strip price for oil and gas (2) Historical gas price in $ per Mcfe, includes NGL (3) Oil, NGL and gas revenue net of expiration of puts (4) Net of capitalized operating expenses (5) Net of COPAS reimbursement and non-cash charges (6) Historical capital includes acquisition

Hedge Portfolio Crude oil hedges Gas swaps Significant portion of forecast oil production hedged through 2013 76% of second half of 2009 hedged at $65.30 per Bbl 66% of 2010 hedged at $69.19 per Bbl 2010 prices assumes Resolute unwinds a legacy hedge position prior to closing Legacy trade from Resolute's original Chevron acquisition in 2004 Gas production hedged at prices significantly above current market 78% of second half production hedged at CIG price of $5.99 per MMBtu 64% of 2010 production hedged at NYMEX price of $9.69 per MMBtu Gas collars

Positive Long-term Oil Price Outlook Global oil dependence is projected to continue Strong forward curve Oil much more valuable than gas equivalent Source: US Energy Information Administration 2009 International Energy Outlook. Natural declines Reduced capital available for exploration Geopolitical issues Possible weakening of US dollar Higher inflationary pressures Oil production more difficult and more expensive Source: FactSet, Bloomberg and Wall Street Research. Market data as of 7/31/2009. Source: FactSet, Bloomberg and Wall Street Research. Market data as of 7/31/2009.

Leveraged to Oil Note: Reserves been prepared by Resolute in accordance with general industry standards with an effective date of December 31, 2008 and reflect the NYMEX 5-year forward strip for oil and gas (adjusted for contractual arrangements and gas heating content) and escalated historical operating costs. % Oil includes NGLs. Source: Company Filings. Core peer group Non-Core peer group Resolute Other NA E&P

Peer Group Comparison - Valuation Firm value / Boe Firm value / 2010E EBITDA Note: Resolute 2010E EBITDA of $89.0 million and firm value of $582 million. Medians exclude Resolute. Source: FactSet, company filings and Wall Street research. Data as of 7/31/2009. Firm value / Boe per day Firm value / SEC-PV10 (after-tax) Core peer group Non-Core peer group Resolute

Conclusion and Q&A

Key Investment Highlights Experienced management track record - both public and private companies Attractive asset base Significant organic upside through the application of proven technology in an established play Long-lived production base with minimal capital expenditures Oil-weighted assets Strong balance sheet post-transaction Positioned to generate organic growth Able to capitalize on market dislocations and opportunities Attractive valuation - $11.80 per Boe / 6.5x 2010 EBITDA Current Resolute shareholders contributing 100% of ownership interests Continued support from Blue Chip sponsors

Question and Answer

Appendix

Resolute Management Biographies Name Title Summary Nicholas J. Sutton Chairman and Chief Executive Officer Founder; assumed current position at inception - January 2004; Board member Director of Kerr-McGee from 2001 to 2004 Co-founder and CEO of HS Resources, Inc. from 1978 to 2001 Currently a director of Tidewater Inc. and a member of the Board of the St. Francis Memorial Hospital Foundation James M. Piccone President, General Counsel and Secretary Founder; assumed current position at inception - January 2004; Board member Senior Vice President and General Counsel of Aspect Energy, LLC from 2002 to 2004 Served as contract attorney for Aspect Energy from October 2001 until January 2002 Vice President and General Counsel of HS Resources, Inc. from 1995 to 2001 Theodore Gazulis Vice President and Chief Financial Officer Founder; assumed current position at inception - January 2004 Vice President of HS Resources from 1984 to 2001 Former member of board of directors of Contour Energy and Interim Chief Financial Officer of Venoco Richard F. Betz Vice President, Business Development Founder; assumed current position at inception - January 2004 Managing Director of Chase Securities oil and gas coverage group for 17 years Closely associated with HS Resources, Inc. for more than 12 years Dale E. Cantwell Vice President, Operations Founder; assumed current position at inception - January 2004 Vice President of Kerr-McGee from 2001 to 2003 Vice President of Operations of HS Resources from 1993 to 2001 Engineering and marketing role at Amoco Production Company from 1979 to 1993 Janet W. Pasque Vice President, Land Founder; assumed current position at inception - January 2004 Land Manager - North America, Kerr-McGee, 2001 to 2003 Land Manager and Vice President of HS Resources, Inc. from 1993 to 2001 Previously served in land functions at Texaco and Champlin

Blue Chip Sponsorship Hicks Acquisition Company Formed in 2007 for the purpose of acquiring an operating company October 2007 IPO raised over $550 million Led by Thomas O. Hicks, Chairman of the Board 35+ years of private equity investing experience Founder of Hicks, Muse, Tate & Furst - one of the most active and successful private investment firms in the country Natural Gas Partners Founded in 1988; leading energy sector financial sponsor with more than $7.2 billion assets under management Unsurpassed record of building and sponsoring companies focused on oil and gas exploration and production, midstream and oilfield services Single largest Resolute shareholder post-combination with Hicks Acquisition Company

Resolute Core Comp Universe Concho Resources 56% developed (similar to Resolute) More than 60% oil reserves Long R/P (14 years) Low leverage Previous private equity sponsorship Denbury Resources Company focused on tertiary recovery through CO2 floods More than 80% oil reserves Long R/P (11 years) Close proximity to large CO2 source 58% developed (similar to Resolute) Low leverage Previous private equity sponsorship Encore Acquisition Company Rockies focus More than 65% oil reserves Long R/P (13 years) History of enhanced oil recovery Current focus on CO2 injection Shared working interest in Aneth field Previous private equity sponsorship

2010 Financial Projection Note: Detail may not sum to totals due to rounding.

McElmo Creek Unit - Historical Performance Incremental CO2 production

Secondary EUR = 138.6 MMBbl Jan 07 EUR = 182.2 MMBbl MCU OOIP = 487 MMBbl Less shut-off of DC IIC 84 MMBbl Less DC III 37 MMBbl CO2 flooded OOIP = 366 MMBbl Incremental oil recovery from CO2 flood = 182.2 MMBbl - 138.6 MMBbl = 43.6 MMBbl Incremental oil recovery efficiency = 43.6 / 366 = 11.9% McElmo Creek Unit - CO2 Flood Response Incremental CO2 production

WYNR, LLC Big Horn Basin, WY ~69,000 net acres Mowry Shale - emerging play Play attributes Major regional source rock Oil prone 300-500 feet thick Naturally fractured AMI with Fidelity Mowry Activity Big Horn Basin, WY (Bayless, Teton, Cirque, Windsor) Crazy Mountain Basin, MT (Devon, Barrett, Noble) Powder River Basin, WY (EOG, Baytex, Orion) Rawlins Uplift, WY (Rose) Fidelity AMI

BWNR, LLC Black Warrior Basin, AL ~41,000 net acres Participation Agreement with Huber Chattanooga Shale - emerging play 2-43-2402 vertical well drilled, tested Huber earns by reentering well for horizontal lateral or by drilling new vertical CBM - established play Huber earns by drilling 5- well pilot APPALACHIAN THRUST QUACHITA THRUST MISSISSIPPI ALABAMA Tuscaloosa 2-43-2402

EXHIBIT 99.2
Operator: Good day, welcome to today’s conference call discussing the merger between Hicks Acquisition Company and Resolute Natural Resources. Today’s conference call is being recorded. At this time I’d like to turn the call over to Rick Betz, Resolute’s Vice President of Business Development. Please go ahead, sir.
Rick:
•	Good morning everyone. Welcome to our conference call. Before we get started please be patient while we read through the Safe Harbor language.

•	This investor conference call includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised”, “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this investor conference call. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this investor conference call.

•	I will now turn it over to Tom Hicks, Founder and Chairman of Hicks Acquisition Company. Tom?
Tom:
•	Thank you very much for joining us. I’m Tom Hicks, Founder and Chairman of Hicks Acquisition Company. In addition to Rick, I am joined today by Nick Sutton, the Chairman and CEO of Resolute, who will continue to run the publicly traded entity once this deal closes.

•	As you likely read in this morning’s press release, we are excited to announce what we think is a very compelling transaction that merges our SPAC with Resolute, a well-regarded and successful independent oil and gas company engaged in the exploitation and development of its long-lived properties located in Utah and Wyoming. The combined company will be renamed Resolute Energy Corporation.

•	Resolute has a very attractive production base. It is heavily oil-weighted, with 85% of its revenue coming from its production of highly desirable light, sweet crude oil, and has proved reserves of 49.3 million barrels of oil equivalent and a proved reserves to production ratio of 18 years at the end of 2008.

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•	Resolute’s largest asset, comprising 89% of its reserves, is Aneth Field, a mature, long-lived oil producing field located in the Paradox Basin on the Navajo Reservation in southeast Utah.

•	Resolute is in the midst of a comprehensive program to increase production, mostly through industry-standard secondary and tertiary development projects. Management believes that significantly more oil can be recovered from its long-lived assets through these proven enhanced oil recovery techniques. The Resolute management team has a tremendous amount of experience in these enhanced recovery initiatives and they believe that their properties have ideal geological characteristics to achieve solid results. I’ll let Nick provide you with more details on this.

•	We are excited about this deal for a number of reasons. As we investigated potential transaction targets over the last many months, we were looking for opportunities that offered the following characteristics: a strong management team that was willing to put their own economic interests on the line with those of the shareholders; a company that had a strong operating track record and significant growth opportunities; and a company that was going to benefit from current economic dynamics.

•	We believe Resolute fits all of these criteria. We were immediately struck by the potential upside value of this business and are very excited about this opportunity and what it will mean for our shareholders. Very importantly, Resolute has all of the characteristics we believe are essential for a company to succeed in the public markets today. As an experienced investor in energy related businesses, I am very confident in this deal. Let me provide you with some more detail.

•	First, Resolute brings a strong management team, with extensive experience growing and monetizing oil related assets. This team has worked together for years now and has a proven track record of acquiring properties and managing operationally intensive oil and gas fields. Prior to Resolute, the team built and sold HS Resources, an oil and gas company that started out as a small private company, was built into a successful, New York Stock Exchange traded business and was later acquired by Kerr-McGee Corporation for $1.8 billion, generating an impressive 19.6% IRR for investors from IPO to sale.

•	Importantly, this is a team that is willing to put their own economic interests on the line with those of the shareholders. The management team has a large equity stake in Resolute, and they will be contributing their entire ownership interest into the new public company. I should also note here that Natural Gas Partners, who along with management is the current owner of Resolute, is highly regarded in the oil and gas investing world, and will also roll over the entirety of its stake to the new company. When this deal is completed, the Hicks sponsor, NGP,

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management and I will together own approximately 26% of Resolute. Hicks public shareholders will own approximately 74% of the new company.
•	Second, this is a company and team with a strong operating track record. This team has been able to increase reserve volumes significantly over the past several years; has successfully brought proved undeveloped reserves into production; has increased operating efficiencies at their properties; and has successfully hedged pricing risk. The result has been a profitable company with expected 2010 EBITDA of $89 million. With a high quality base of assets, low-risk and low-cost development growth opportunities and an experienced management team, we are confident in Resolute’s ability to continue to deliver solid results.

•	Third, as I mentioned earlier, Resolute’s production is heavily oil-weighted, which we believe is highly desirable in the context of a global environment in which it is becoming ever more difficult and costly to supply the world’s growing demand for oil-derived products. As oil prices continue to rise, and Resolute continues to increase production, the company will be ideally situated to achieve further strong growth and returns for investors.

•	Finally, this transaction exhibits a very attractive valuation. The $582 million transaction value implies an enterprise value to proved reserves ratio of $11.80 per equivalent barrel and an enterprise value to 2010 estimated EBITDA multiple of 6.5x. This is an exceptional value relative to the closest comparables.

•	Proceeds from the transaction will be used to retire a significant portion of Resolute’s outstanding debt. Post-transaction debt levels, which will be well below industry averages, will provide the company with the financial flexibility to pursue both organic growth and to capitalize on acquisition opportunities. I’ll let Rick provide more details on the transaction later in the call.

•	I’d now like to turn the call over to Nick Sutton, who will be the CEO of Resolute once the deal is complete. Nick has been a force in the oil and gas business for more than 30 years and in my opinion, knows how to build, operate and grow oil and gas businesses better than anyone out there. We are looking forward to his leadership.

•	Nick?
Nick:
•	Thanks Tom.

•	Let me start out by echoing Tom’s sentiment that an investment in the oil and gas segment is an exciting opportunity right now. This is an excellent time to be operating in this industry and we have the properties and technology in place to

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successfully take advantage of the industry dynamics that are currently playing out.
•	With that, let me walk you through our operations in greater detail.

•	Our properties, located in Utah and Wyoming, are very high quality. As Tom mentioned, Resolute has approximately 49.3 MMBoe proved reserves, based on year-end SEC case engineering. Parenthetically, I would note that with the rebound in oil prices since year end, a mid-year reserve analysis would result in significantly higher reserve levels, and we anticipate that will be the case at year end 2009 provided oil and gas prices remain near or above current levels. Oil constitutes 91% of our reserve base, with proved developed reserves representing 64% of the total proved reserve base.

•	In Utah we operate and own a majority of the working interests in our Aneth Field properties. Aneth field is a mature, long-lived oil producing field covering approximately 43,000 gross acres in the Paradox Basin on the Navajo Reservation in the four corners area of Utah. These were legacy properties acquired from two major oil companies in connection with a strategic alliance with Navajo Nation Oil and Gas Company (which is wholly owned by the Navajo Nation).

•	Aneth Field is a world-class oil reservoir, with original oil in place of 1.5 billion barrels, and at its peak it produced more than 100,000 barrels of oil per day. After more than 50 years of production, the field still contains meaningful remaining proved reserves. Based on our year end proved reserves, we anticipate that the amount of oil ultimately recovered will be 34% of the original oil in place. It is important to note that every 1% of incremental recovery above this level results in an additional 8.1 million barrels of oil reserves net to Resolute.

•	During the first quarter of 2009, gross production from the field averaged more than 9,300 barrels of oil per day, of which 5,200 was net to Resolute. Our year-end net proved reserves in Aneth Field were 44 million barrels of oil equivalent and, as mentioned previously, we believe that number will increase significantly when we reevaluate our reserves based on current oil and gas price levels. Since we acquired the Aneth Field Properties, we have invested $143 million to revitalize the field, including reworking existing wells, opening new zones for production, implementing a CO2 flood program and conducting a 3D seismic survey.

•	In Wyoming Hilight Field is our most significant asset. We acquired the field in 2008 to provide product and geographic diversification. The reserves are comprised of 52% gas, 26% natural gas liquids and 22% oil. 61% of our Hilight reserves are categorized as proved developed producing reserves. We have net proved reserves of 5.4 million barrels of oil equivalent, and during the first quarter of 2009 we produced 2,232 barrels of oil equivalent per day from our

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Hilight field properties. Again, we believe that proved reserves will increase significantly when engineering is run based on current commodity price levels.
•	So the question is, how are we capitalizing on these strong assets to make them even stronger and to continue to provide shareholders with solid returns?

•	First, we have a plan to bring currently non-producing reserves into production. This plan focuses on using water and CO2 flood enhanced oil recovery techniques to drive production increases. As you may know, CO2 flooding is an enhanced oil recovery technique that has been in use by the industry since 1972. The McElmo Creek Unit in our Aneth Field has been successfully operated under CO2 flood since 1985. The combination of the CO2 flood and certain development activities lead to an increase in production by some 30% over 13 years. We have expanded that flood to the Aneth Unit, and our plan anticipates expanding this flood to the entire Aneth Field. We are well positioned to use CO2 because of our proximity to McElmo Dome, the largest source of CO2 supply in the United States. We own and operate the pipeline connecting the field to the Dome and have long-term supply contracts in place in order to more than adequately meet our CO2 supply needs.

•	In addition to the CO2 flood we have evaluated and commenced a number of exploitation activities that we expect will expand our proved developed reserve base. We have the committed capital and necessary experience to undertake these activities and to make them work, and this transaction is an important element in our ability to successfully complete our work in this area.

•	We have estimated net proved undeveloped reserves of 17.6 million barrels of oil equivalent, and based on our inventory of opportunities we believe we can increase our average daily production by more than 50% between 2009 and 2013. We also anticipate that we will identify additional opportunities within our asset base that will allow us to further grow production.

•	Second, we are significantly improving the operations at each of our properties. We have a tremendous amount of experience in efficiently operating fields such as these. As an example, soon after taking over the Aneth Unit, we undertook a program to upgrade field repair and maintenance, resulting in significantly reduced well and equipment failure rates. Also, because we are the operator of all the Aneth Field properties, we can better attract contract services, materials, and equipment from a broader market and negotiate more favorable terms. We can also control the timing, scope and costs of development programs we undertake.

•	Finally, we are well situated to take advantage of the pricing trends occurring in the oil and gas industry. As Tom said, oil pricing has steadily increased over the past five years, and is expected to continue to do so. Additionally, the light, sweet crude oil we produce is generally more attractive than the heavy or sour crude found in many adjacent areas. We focus on managing commodity price risk

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through effective hedging. We believe that price risk management is a critical component in our ability to continue to deliver profitable results. We have protected the downside while leaving ourselves the upside associated with the reserves and production from our development projects.
•	Now I’d like to turn it back to Rick Betz to provide some detail on the transaction.
Rick:
•	Thank you, Nick.

•	Under the terms of the proposed transaction, the management of Resolute and NGP will contribute their entire equity ownership and will receive 9.2 million common shares in Resolute Energy, representing approximately 18% of the outstanding shares, and additional equity ownership consisting of 1.4 million earnout shares, and 6.9 million warrants.

•	Also, the Hicks-led sponsor has agreed that it will eliminate 53% of its founder shares, convert another approximately 14% of its founder shares to earnout shares with a $15.00 per share trigger price and transfer 33% of both its founder warrants (through a transfer in value) and its sponsor “at risk” warrants to the seller, with the sponsor warrants being transferred for $0.50 per sponsor warrant. The founder and sponsor warrants held by both sponsor and seller will be restructured to have an exercise price of $13.00 per share and an expiration date five years from the closing of the transaction.

•	Hicks Acquisition will call a special meeting of its warrant holders to seek approval of a proposal to amend the agreement governing its outstanding warrants. For each warrant held, public warrant holders will be given the option to receive either $0.55 cash consideration (funded out of Hicks Acquisition’s trust account) or a new restructured warrant in Resolute exercisable for one share of Resolute common stock. Each restructured warrant would have an exercise price of $13.00 per share, a new redemption price of $18.00 per share and an expiration date of five years from the closing of the transaction. The amount of restructured warrants will be capped at 50% of the currently outstanding public warrants.

•	Hicks Acquisition stockholders, along with Mr. Hicks, will own approximately 82% of the common shares outstanding after completion of the transaction. The Current Resolute equity holders will hold the remaining approximately 18% of the common shares outstanding. These common stock ownership percentages are calculated as basic ownership and exclude warrants and options from the ownership calculation.

•	Upon consummation of the transaction, all of the outstanding shares of common stock of Hicks Acquisition will be converted into shares of Resolute Energy.

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•	I’ll now turn the call back over to Nick for his concluding remarks.

•	Nick?
Nick
•	Before closing I’d like to reiterate why we believe this is a great deal for the shareholders of both Resolute and Hicks Acquisition, for new investors and for both companies. First, this transaction will give us access to the capital markets, will strengthen our balance sheet and will give us the financial flexibility we need to propel our growth strategy. Second, the transaction terms make it possible for us to exploit the tremendous opportunities that exist in our industry so that we can provide solid rates of return for investors. Finally, the potential and existing value of the business has been validated by a group of some of the most experienced and well-respected investment professionals in Hicks and NGP, each of whom, as Tom mentioned, will continue to be significant shareholders.

•	In closing, we’re extremely excited about this transaction and we look forward to taking advantage of the numerous opportunities it presents. Thank you for joining us today and we hope to meet many of you when we’re on the road speaking to investors over the coming weeks.
Operator: Thank you. That concludes today’s conference call. We thank you for your participation and have a nice day.

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Exhibit 99.3
Resolute Natural Resources and Hicks Acquisition Company to Merge
in $582 Million Transaction Creating Resolute Energy Corp.
- Veteran Management Team with History of Success to
Continue Leading Resolute Post-Transaction -
Denver, CO and Dallas, TX — August 3, 2009 — Resolute Natural Resources Company, an independent oil and gas company with long-lived oil reserves, and Hicks Acquisition Company I (AMEX: TOH), a special purpose acquisition company founded and headed by Thomas O. Hicks, today announced a definitive agreement pursuant to which Resolute will go public through a transaction with Hicks Acquisition valued at $582 million. Following completion of the transaction, the combined enterprise will be renamed Resolute Energy Corporation and will apply for listing on the New York Stock Exchange.
Resolute, founded in 2004 by its management team, and Natural Gas Partners, a leading private equity investment firm specializing in the energy industry, is focused on the acquisition, exploitation and development of oil and gas properties with a particular emphasis on long-lived onshore U.S. opportunities. The company’s principal assets are a tertiary oil project in southeast Utah and a conventional gas field in the Powder River Basin of Wyoming. The company owns the majority of the interests in and operates virtually all of its wells. In addition to its producing properties Resolute owns exploratory acreage in the Big Horn Basin of Wyoming and the Black Warrior Basin of Alabama.
Resolute’s assets are 91% oil with proved reserves of 49.3 million barrels of oil equivalent based on year end SEC case engineering and a proved reserves to production ratio of 18 years at year-end 2008. With the rebound in oil prices since year-end 2008, a mid-year reserve analysis would result in significantly higher reserve levels, which Resolute anticipates will occur at year-end 2009 if commodity prices maintain or rise above current levels. In the first quarter of 2009 Resolute produced, on average, 7,626 barrels of oil equivalent per day net to its interest. Approximately 85% of Resolute’s first quarter revenue was from oil sales.
The NGP and Resolute management team will contribute their entire equity position to Resolute. Following the completion of the transaction the Hicks Founder and Sponsor, NGP and management will together own approximately 26% of Resolute. Hicks public shareholders will own approximately 74% of the new entity.
The transaction value implies an enterprise value to proved reserves ratio of $11.80 per barrel of oil equivalent, and an enterprise value to 2010 estimated EBITDA multiple of 6.5x, an attractive valuation relative to the closest comparables. Proceeds from the transaction will be used to repay a substantial portion of Resolute’s outstanding debt. Resolute’s post transaction debt balance will be well below the industry average and will

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provide the company with the financial flexibility to pursue organic growth and to capitalize on acquisition opportunities.
Thomas O. Hicks commented, “Resolute has all of the characteristics that we believe are essential for a company to succeed in the public markets: a high quality management team with extensive experience and success in the upstream oil and gas business, a strong and flexible balance sheet, and a focused asset play in a sector poised for significant activity. In addition, Hicks Acquisition shareholders benefit from acquiring Resolute at a compelling valuation relative to its publicly traded peers. We look forward to completing the transaction and supporting the management team going forward in order to realize Resolute’s full operational, financial and investment potential.”
“This is an exciting time to invest in the oil and gas industry,” added Nicholas J. Sutton, Chairman and CEO of Resolute, who will continue to lead the company as CEO of the combined entity. “Our operations are strategically located on properties with large, well identified quantities of oil in place, and through proven techniques such as CO2 injection and waterflooding we believe we have the opportunity to significantly increase oil production on a short-term as well as a long-term basis.”
Sutton continued, “As a result of this transaction Resolute will be well positioned to generate strong returns for investors through the combination of its long-lived properties, a management team with extensive experience and proven results in upstream operations, the expected strong growth in demand for oil and gas, the potential for positive pricing trends, and a greatly improved balance sheet. We are pleased to partner with Hicks Acquisition, a group of experienced investment professionals with a demonstrated successful track record in the energy industry, and to have the continued support of NGP, a leading energy industry investment firm, both of which will remain significant investors in Resolute.”
Mr. Sutton and the majority of his senior management team previously worked together as the management of HS Resources, Inc., an independent oil and gas company that was listed on the New York Stock Exchange prior to being sold to Kerr-McGee Corporation for $1.8 billion.
“Given Resolute’s high quality asset base and management’s strong track record of success, we are pleased to contribute our entire equity ownership in support of Resolute’s significant growth potential as a public company,” said Kenneth A. Hersh, Managing Partner of Natural Gas Partners. “Nick and his senior management team are among the best in the business and NGP’s relationship with them dates back more than 18 years to when we made our first investment in HS Resources. At that time, HS Resources was a small private company co-founded by Nick that grew to be a highly successful independent oil and gas company. We look forward to participating in their continued success and to working with the Hicks team which has a very strong history of investing in energy related businesses.”

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Description of the Terms of the Transaction
Under the terms of the acquisition agreement relating to the proposed transaction, the management of Resolute and NGP will contribute their entire equity ownership and will receive 9.2 million Resolute common shares, representing approximately 18% of the pro forma outstanding shares, and additional equity ownership consisting of the 1.4 million earnout shares described below and also 6.9 million warrants. Also as part of the transaction, the Hicks-led sponsor will agree to eliminate approximately 53% of its founder shares, convert another approximately 14% of its founder shares to earnout shares (with a $15.00 per share trigger price and five year maturity), and transfer approximately 33% of both its founder warrants (through a transfer in value) and its sponsor “at risk” warrants to the seller, with the sponsor warrants being transferred in exchange for $0.50 per sponsor warrant. The Founder and Sponsor Warrants held by both sponsor and seller will be restructured to have an exercise price of $13.00 per share and an expiration date five years from the closing of the transaction.
For each warrant held, public warrant holders will be given the option to receive either $0.55 cash consideration (funded out of Hicks Acquisition’s trust account) or a new restructured warrant in Resolute exercisable for one share of Resolute common stock. Each restructured warrant will have an exercise price of $13.00 per share, a new redemption price of $18.00 per share and an expiration date of five years from the closing of the transaction. The amount of restructured warrants will be capped at 50% of the currently outstanding public warrants.
After completion of the transaction Hicks Acquisition stockholders, together with Mr. Hicks, will beneficially own approximately 82% of the common shares of Resolute outstanding. Also upon completion of the transaction, all of the outstanding shares of common stock of Hicks Acquisition will be converted into shares of Resolute. Common stock ownership percentages are calculated as basic ownership and exclude warrants and options from the ownership calculation.
The boards of directors of both Hicks Acquisition and Resolute have approved the acquisition agreement relating to the proposed transaction, which is expected to close during the third quarter of 2009. Completion of the transaction is subject to expiration or early termination of any applicable Hart-Scott-Rodino waiting period, the approval of the charter amendment by Hicks Acquisition’s stockholders to allow Hicks Acquisition to engage in a business combination with an energy company, the approval of the amendment to the Warrant Agreement by Hicks Acquisition’s warrantholders, the approval of the transaction by Hicks Acquisition’s stockholders, and other customary closing conditions. Hicks Acquisition will call a special meeting of its public warrant holders to seek approval of a proposal to amend the agreement governing its outstanding warrants. In addition, if holders of 30% or more of the shares of Hicks Acquisition’s common stock issued as part of Hicks Acquisition’s units in its initial public offering vote against the transaction and properly exercise their conversion rights, Hicks Acquisition will not be permitted to consummate the transaction.

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Additional information about the transaction, as well as Resolute’s operations and historical financial information, will be contained in an investor presentation that will be made public today and filed by Hicks Acquisition with the Securities and Exchange Commission. Interested parties should visit the SEC website at http://www.sec.gov.
Other Matters
On July 31, 2009, Hicks Acquisition and The Blackstone Group agreed to mutually terminate the previously announced purchase agreement with respect to Graham Packaging Holdings Co. which was originally entered into on January 1, 2008 and subsequently amended on January 27, 2009.
As previously announced, Hicks Acquisition had received notice from NYSE Amex indicating that the company was not in compliance with annual stockholder meeting requirements and that it had been granted a grace period to regain compliance with the continued listing standards. In view of the special meeting of stockholders that will be called in connection with the Resolute transaction, Hicks Acquisition will hold its annual meeting in conjunction with the special meeting of stockholders. Hicks Acquisition contemplates holding such annual meeting by September 28, 2009 in lieu of the previously contemplated August 11, 2009 date.
Citigroup Global Markets Inc. is serving as financial advisor on the transaction for Hicks Acquisition. BMO Capital Markets, Deutsche Bank Securities Inc. and UBS Investment Bank are serving as financial advisors to Resolute. Legal counsel to Hicks Acquisition is Akin Gump Strauss Hauer & Feld LLP and legal counsel to Resolute is Davis Graham & Stubbs LLP.
Conference Call
Resolute and Hicks Acquisition will host a conference call on August 3, 2009 at 11:00 AM Eastern Time to discuss the transaction. The call will be open to the public. All interested parties should dial (866) 430-4166 (within the U.S.) or (706) 679-2563 (outside the U.S.) 10 to 15 minutes prior to the scheduled start of the call. For those unable to listen to the live broadcast, a replay will be available by dialing (800) 642-1687 (within the U.S.) or (706) 645-9291 (outside the U.S.) approximately two hours after the event and will be available for one week. The conference ID is 22689408.
ABOUT RESOLUTE NATURAL RESOURCES COMPANY
Resolute is an independent oil and gas company engaged in the acquisition, exploitation and development of oil and gas properties. The company operates producing properties in Utah, which were legacy properties acquired from two major oil companies, in connection with a strategic alliance with Navajo Nation Oil and Gas Company (wholly owned by the Navajo Nation) and in Wyoming and Oklahoma, which were acquired through the acquisition of a privately held oil and gas producer. In addition, Resolute owns exploration properties in Wyoming and Alabama.

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ABOUT HICKS ACQUISITION COMPANY I, INC.
Hicks Acquisition is a special purpose acquisition company, launched in October 2007 in an initial public offering that was, with $552 million of gross proceeds, the largest SPAC IPO completed at that time. Founded by Thomas O. Hicks, Hicks Acquisition was formed for the purpose of acquiring, or acquiring control of, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, one or more businesses or assets. It currently has no operating businesses.
ABOUT NATURAL GAS PARTNERS
Founded in 1988, Natural Gas Partners (NGP) is a $7.2 billion family of investment funds organized to make direct equity investments in private energy enterprises. NGP is part of the investment platform of NGP Energy Capital Management, a $9.5 billion firm that invests in all sectors of the energy industry through its investment vehicles: Natural Gas Partners and its related co-investment funds, NGP Capital Resources Company (NASDAQ: “NGPC”), NGP Energy Technology Partners, and NGP Midstream and Resources, L.P.
The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by Hicks Acquisition with the SEC as an exhibit to a Current Report on Form 8-K.
IMPORTANT INFORMATION
In connection with the transaction, Resolute will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Hicks Acquisition and that will constitute a prospectus of Resolute. Hicks Acquisition will mail the proxy statement/prospectus to its stockholders. BEFORE MAKING ANY VOTING DECISION, HICKS ACQUISITION URGES ITS INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Hicks Acquisition’s stockholders may obtain copies of the proxy statement prospectus (when available) and all documents filed with the SEC regarding the transaction, free of charge, at the SEC’s website (www.sec.gov) or by directing a request to Hicks Acquisition at 100 Crescent Court, Suite 1200, Dallas, TX 75201.
PARTICIPANTS IN THE SOLICITATION
Hicks Acquisition and its directors and officers may be deemed participants in the solicitation of proxies to Hicks Acquisition’s stockholders with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Hicks Acquisition is contained in Hicks Acquisition’s annual report on Form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC, and will also be contained in the proxy statement/prospectus regarding the transaction when it becomes available. Hicks Acquisition’s stockholders may obtain additional information about the

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interests of the directors and officers of Hicks Acquisition in the transaction by reading the proxy statement/prospectus and other materials to be filed with the SEC regarding the transaction when such information becomes available.
FORWARD LOOKING STATEMENTS
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised”, “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the transaction, approval of the transaction by Hicks Acquisition’s stockholders; the satisfaction of other closing conditions to the transaction, including the receipt of any required regulatory approvals; the approval of the charter amendment by Hicks Acquisition’s stockholders and the warrant amendment by Hicks Acquisition’s warrantholders; costs related to the transaction; the volatility of oil and gas prices; discovery, estimation, development and replacement of oil and gas reserves; the future cash flow, liquidity and financial position of Resolute; the success of the business and financial strategy, hedging strategies and plans of Resolute; the amount, nature and timing of capital expenditures of Resolute, including future development costs; availability and terms of capital; the effectiveness of Resolute’s CO2 flood program; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of Resolute; the success of prospect development and property acquisition of Resolute; the success of Resolute in marketing oil and gas; competition in the oil and gas industry; Resolute’s relationship with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of Resolute. Actual results may differ materially from those contained in the forward-looking statements in this press release. Hicks Acquisition and Resolute undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.
Contacts:
Sloane & Company
Josh Hochberg or Nevin Reilly
212-486-9500

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